UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                         Freedom Securities Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  35644 K 10 3
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.   35644 K  10  3


1.   NAME OF REPORTING PERSON - Thomas H. Lee Equity Fund III, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - 04-3279871

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [X]


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                       5.    SOLE VOTING POWER
                                                0
NUMBER OF
SHARES                                 6.    SHARED VOTING POWER
BENEFICIALLY                                    4,305,212
OWNED BY
EACH                                   7.    SOLE DISPOSITIVE POWER
REPORTING                                       0
PERSON WITH
                                       8.     SHARED DISPOSITIVE POWER
                                                4,305,212


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,305,212

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     21.44%

12.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 35644 K 10 3                                        Page 3 of 6


Item 1(a).  Name of Issuer:

     Freedom Securities Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

     One Beacon Street
     Boston, Massachusetts  02108

Item 2(a).  Name of Person Filing:

     See Item (1) of the cover pages

Item 2(b).  Address of Principal Business Office:

     c/o Thomas H. Lee Company
     75 State Street
     Boston, MA 02109

Item 2(c).  Citizenship:

     See item (4) of cover pages

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Number:

     35644 K 10 3

Item 3.     Nature of Person Filing:

     Not applicable

CUSIP No. 35644 K 10 3                                         Page 4 of 6




Item 4.     Ownership:

     (a)    Amount Beneficially Owned:
            See item (9) of cover pages

     (b) Percent of Class:

            See item (11) of cover pages

     (c) Number of shares as to which such person has:

            (i)     sole power to vote or to direct the vote:
                    See item (5) of cover pages
            (ii) shared power to vote or to direct the vote: See item (6) of cover pages
            (iii) sole power to dispose or to direct the disposition of: See item (7) of cover pages
            (iv) shared power to dispose or to direct the disposition of: See item (8) of cover pages

     Due to an existing arrangement among Thomas H. Lee Equity Advisors III Limited Partnership, THL Equity Trust III and the reporting person, Thomas H. Lee Equity Advisors III Limited Partnership and THL Equity Trust III could each be deemed to beneficially own the shares of the reporting person reported herein. Thomas H. Lee Equity Advisors III Limited Partnership and THL Equity Trust each disclaim beneficial ownership of such shares.

Item 5.     Ownership of Five Percent or Less of Class:

     Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     Not applicable

CUSIP No. 35644 K 10 3                                         Page 5 of 6



Item 8.     Identification and Classification of Members of the Group:

     Not applicable



Item 9.     Notice of Dissolution of Group:

     Not applicable

Item 10.    Certification:

     Not applicable.

CUSIP No. 35644 K 10 3                                       Page 6 of 6




                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      THOMAS H. LEE EQUITY FUND, III, L.P.

                      By:    Thomas H. Lee Equity Advisors III
                             Limited Partnership

                      By:    THL Equity Trust III, Its General Partner



                      By:    /s/Thomas Hagerty
                             Name:  Thomas Hagerty

Dated:  February   12, 1999